EXHIBIT 99.1

Fury Intercepts 32.35m of 1.16% Li2O at the Ninaaskumuwin Discovery

TORONTO, Canada, July 09, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce drill results from the maiden drill program, totaling 825 metres (m) in 5 holes, on its Ninaaskumuwin lithium discovery at the Elmer East project located in the Eeyou Istchee James Bay region of Quebec (Figure 1). The drilling targeted a spodumene-bearing pegmatite outcrop, which returned surface samples of up to 3.92% Li2O. Highlights from the drill campaign include 32.35m of 1.16% Li2O from EE24-003 and 22.48m of 1.19% Li2O from EE24-002 (Table 1). The lithium mineralized spodumene-bearing pegmatite remains open at depth and along strike, warranting additional drilling.

Highlights:

  Thick spodumene-bearing pegmatite (>32 m in thickness) was intersected in three holes with individual sample grades of up to 3.70% Li2O;
  Drill results confirm the vertical continuity of lithium mineralization to 150 m below surface; and
  The lithium-bearing pegmatite remains open along strike and to depth.

“We are pleased with the positive drill results out of the Ninaaskumuwin lithium discovery from our newly acquired Elmer East project in Quebec,” commented Tim Clark, CEO of Fury. “These results continue to demonstrate the value created through our acquisition of Quebec Precious Metals earlier this year, and we look forward to continued exploration and potential discovery across our extensive land package in the James Bay region.”

Table 1: 2024 Elmer East drilling highlights.

Hole ID	From	To	Length (m)	Li (ppm)	Li2O (%)
EE24-001	127.95	150.85	22.9	3662	0.79
EE24-002	72.8	95.28	22.48	5519	1.19
including	72.8	80	7.2	8755	1.50
EE24-003	88.6	120.95	32.35	5372	1.16
including	90.1	96.1	6	10891	2.34
and	104	105	5	11044	2.38

Downhole thickness was used due to the uncertainty in the orientations of the mineralized pegmatite bodies.

Elmer East

The Ninaaskumuwin lithium discovery is located on Fury’s 100% owned Elmer East project, which covers approximately 45,735 hectares (ha). Ninaaskumuwin is easily accessible from the paved Billy Diamond highway, approximately 60 kilometres (km) north of the ‘km 381’ rest stop where accommodation, catering, fuel, and power are available (Figure 1). The discovery sits approximately 50 km north of Rio Tinto plc’s Galaxy Lithium project, acquired in March 2025 as part of the acquisition of Arcadium Lithium plc for USD 6.7 billion.

Figure 1: Location map of the Elmer East Project

The drilling campaign targeted a spodumene-bearing pegmatite outcrop where limited sampling returned values of 1.10% to 3.92% Li2O from nine samples (Figure 2) (see Quebec Precious Metals Corporation News Release dated January 18, 2024). Geophysics and geological mapping indicate that the spodumene-bearing pegmatite has a potential strike length of up to 3.8 km.

All five drill holes intersected highly fractionated pegmatite with spodumene mineralization observed in three of the holes. The spodumene mineralization observed is evenly distributed throughout the intersected pegmatite. The pegmatite is composed of quartz, plagioclase, potassic feldspar, and spodumene with a lesser proportion of muscovite, tourmaline, and garnet. The spodumene is light greenish-white and occurs as large and elongated crystals averaging 2 x 5 cm and up to 2 x 15 cm. A portion of the pegmatite is albite altered, in which spodumene is concentrated in bands of fine-grained crystals. The pegmatite is hosted in metasedimentary units, mainly matrix-supported conglomerate interbedded with wacke and coarse-grained sandstone.

Figure 2: Plan map of the Ninaaskumuwin lithium discovery showing the locations of 2024 drill holes in relation to the surface expression of the pegmatite dyke. For original disclosure on the 2023 surface grab samples see Quebec Precious Metals Corporation news releases dated January 18, 2024

Figure 3: Cross-section of drill hole EE24-001 to EE24-003 showing the down-dip continuity of lithium mineralization from surface down to 150m depth.

“The James Bay region has experienced a boom in lithium exploration over the past few years and is gaining attention on the world stage. The Ninaaskumuwin lithium discovery is in a great location close to established infrastructure and Rio Tinto’s Galaxy Lithium project, which is in the construction phase. These initial results from the limited 2024 drilling are encouraging and warrant additional drilling to fully understand the potential of the discovery,” commented Bryan Atkinson, SVP Exploration of Fury.

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

Sampling and Assaying Disclosure

2024 Drilling

GeoVector Management Inc., based in Ottawa, supervised the drilling program for QPM, which includes core logging, sampling of the drill core and shipment of the samples to the laboratory facility. Drilling was performed by RJLL Drilling, based in Rouyn-Noranda.

2025 Assaying and QAQC

Analytical samples were taken by sawing HQ diameter core into equal halves with one half being sent to IGS Laboratories (“IGS”), based in Delson, Quebec, an independent ISO-17025 2017 accredited laboratory. The samples were crushed to 100% passing 2 mm and pulverized to at least 85% passing 75 microns. Excess crushed and pulverized material not used for analysis have been retained for future reference. All samples were analyzed by Sodium Peroxide Fusion and ICP-OES finish using an aliquot of pulverized material. IGS used selected pegmatite/spodumene matrix matching CRMs.

QAQC protocols include systematic insertion of CRM standards 1 in every 20 samples and alternating blank samples of quartz and core duplicate samples 1 in every 20 samples. Assays of quality control samples were compared with reference samples in a database and verified to be acceptable prior to use of data from analyzed batches.

Technical and scientific information disclosed from the neighbouring Galaxy project does not necessarily apply to the Elmer East project.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds an 11.8 million common share position in Dolly Varden Silver Corp (approximately 13.5% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com .

For further information on Fury Gold Mines Limited, please contact:
Margaux Villalpando, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that may suggest that the future work at the Ninaaskumuwin lithium discovery may identify a significant mineral resource.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2024, and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov . Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Figures accompanying this announcement are available at:
https://www.globenewswire.com/NewsRoom/AttachmentNg/02248e84-ae55-4a55-9bc6-284476f03e58
https://www.globenewswire.com/NewsRoom/AttachmentNg/32d69d93-9382-4c19-863c-5325e2915b9c
https://www.globenewswire.com/NewsRoom/AttachmentNg/f6a896b3-6058-41b5-8ebb-4fa0a7cf5cfa